SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Photogen Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

71932A-30-9

(CUSIP Number)

Tannebaum, LLC

875 North Michigan Avenue, Suite 2930, Chicago, Illinois 60611 (312/397-2626)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71932A-30-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tannebaum, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,344,957(A)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,344,957(A)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,344,957(A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 13.7%

14.	Type of Reporting Person (See Instructions) OO

(A)  The reporting person disclaims beneficial ownership of shares owned by persons other than Tannebaum, LLC who are parties to a Voting, Drag-Along and Right of First Refusal Agreement described in Item 4, below.

Item 1.	Security and Issuer.

This Schedule 13D relates to common stock (“Common Stock”) of Photogen Technologies, Inc., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 140 Union Square Drive, New Hope, PA  18938.

Item 2.	Identity and Background.

Set forth below is the following information with respect to the filing on this Schedule 13D:  (a) name; (b) business address; (c) principal occupation and name, business and address of employer; (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal securities laws during the past five years with respect to any state or federal securities laws; and (f) citizenship.

a)     Tannebaum, LLC

b)     875 North Michigan Avenue, Suite 2930, Chicago, IL 60611

c)     not applicable

d)     No criminal convictions (1)

e)     No adverse civil judgments for violations of securities laws (1)

f)      not applicable

(1)  During the last five years, neither the filing person nor any person described in General Instruction C to Schedule 13D with respect to a filing person that is an entity has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 6, 2002, Tannebaum, LLC received shares of the Issuer from the Theodore Tannebaum Trust, U/A/D March 5, 1990, most recently restated in its entirety on February 20, 1999, and further amended on January 31, 2000, in exchange for the Trust’s membership interest in Tannebaum, LLC.

The purpose of Amendment No. 1 was to report the call options that were granted by Tannebaum, LLC to STRO, LLC and Tannebaum Ventures, LLC.
The purpose of Amendment No. 2 was to report the acquisition by Tannebaum, LLC of 2,314,815 shares of Common Stock of the Issuer at $1.08 per share (post-reverse split).

The purpose of this Amendment No. 3 is to report that on May 19, 2003 Tannebaum, LLC transferred an aggregate of 999,088 shares of Common Stock to various individuals in exchange for STRO, LLC’s withdrawal as manager and a member of Tannebaum, LLC.

Item 4.	Purpose of Transaction.

The shares of Common Stock covered by this filing are being held by Tannebaum, LLC for investment purposes.  The reporting person will continue to monitor and evaluate its investment in the Issuer in light of pertinent factors, including, without limitation, the following: (a) the Issuer’s business, operations, assets, financial condition and prospects, (b) market, general economic and other conditions, and (c) other investment opportunities available to the reporting person.  In light of the foregoing factors, and the plans and requirements of the reporting person from time to time, including the plans described below, the reporting person may decide to (i) dispose of some or all of the shares of Common Stock that it beneficially owns, or (ii) acquire additional shares of Common Stock or other securities of the Issuer.

On October 16, 2002, Tannebaum, LLC signed a Call Agreement granting call options to STRO, LLC and Tannebaum Ventures, LLC to purchase all of Tannebaum, LLC’s shares of the Issuer.

On November 12, 2002, the Issuer split off its photodynamic therapy and laser device business to five founding shareholders in exchange for all of their Common Stock, which represented 52.9% of the Issuer’s outstanding shares.  Simultaneously with the split off transaction, The Issuer sold $9,000,000 of Common Stock to a group of venture capital funds led by Mi3 L.P. of Wellesley, MA and including Tannebaum, LLC and Oxford Bioscience Partners IV L.P.  The financing agreements included a Voting, Drag-Along and Right of First Refusal Agreement pursuant to which (among other things) the reporting person agreed to maintain the Issuer’s Board of Directors at seven members and to vote to elect certain persons to the Board.

On May 19, 2003, Tannebaum, LLC transferred an aggregate of 999,088 shares of Common Stock to various individuals in exchange for STRO, LLC’s withdrawal as manager and member of Tannebaum, LLC.
Except as described above, the reporting person has no current plans or proposals that relate to or would result in:
1. The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;
2. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
3. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
4. Any change in the present board of directors or management of the Issuer,

including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
5. Any material change in the present capitalization or dividend policy of the Issuer;
6. Any other material change in the Issuer’s business or corporate structure;
7. Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

8.                                       Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

9. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
10. Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

Name of Item or Person	Common Stock Beneficially Owned (4)	% of Class (1)	Voting Power
Tannebaum, LLC	2,344,957 (2)	13.7%	Sole (3)

(1) All percentages in this table are based, pursuant to Rule 13d-1(e) of the Securities Exchange Act of 1934, on the 17,114,888 shares of Common Stock of the Issuer outstanding as of May 19, 2003.
(2) Excludes shares of Common Stock owned by other persons that are subject to the Voting, Drag-Along and Right of First Refusal Agreement described in Item 4, above.
(3) Common Stock owned by the reporting person is subject to the Voting, Drag-Along and Right of First Refusal Agreement described in Item 4, above.
(4) All share totals in this table are after a one for four reverse split of Issuer’s Common Stock which was consummated simultaneously with the financing transaction described in Item 4 above.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The split off transaction, the financing transaction and related Voting, Drag-Along and Right of First Refusal Agreement, and the call agreement with the reporting person are described in Item 4, above.  There are no other contracts, arrangements or understandings with Tannebaum, LLC made or entered into specifically with respect to holding, voting or disposing of the Common Stock of the Issuer.

Item 7.	Material to Be Filed as Exhibits.
The following exhibits are filed with this Schedule 13D:

1.                                       Voting, Drag-Along and Right of First Refusal Agreement by and among Robert J. Weinstein, M.D. (individually and as Director of the Robert and Lois Weinstein Family Foundation, Inc. and as Trustee of the Robert and Lois Weinstein Joint Revocable Trust), Stuart Levine (individually and as Trustee of the Theodore Tannebaum Trust), Tannebaum LLC, Mi3 L.P., Oxford Bioscience and New England Partners Capital, L.P. (incorporated by reference to Schedule G to the Issuer’s DEFM 14A filing dated September 12, 2002).

2.                                       Call Agreement entered into as of October 16, 2002 by and among Tannebaum, LLC, STRO, LLC and Tannebaum Ventures, LLC (incorporated by reference to Exhibit A to the reporting person’s Schedule 13D/A filing dated January 7, 2003).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2003
Tannebaum, LLC

By: Tannebaum Ventures, LLC as sole manager of reporting person

	By:	/s/ Louis D. Williams
Louis D. Williams, as President